StratCap Securities, LLC

(formerly SC Distributors, LLC)

(SEC I.D. No. 8-68338)

Statement of Financial Condition

As of December 31, 2022

Filed Pursuant to Rule 17a-5(e)(3) as a Confidential Document

StratCap Securities, LLC
Index
December 31, 2022

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SEC FILE NUMBER
8- 68338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StratCap Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3101 West Coast Highway, Suite 140
(No. and Street)

Newport Beach	CA	92663
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pat Miller	657-383-9648	PMiller@stratcapsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Pat Miller_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____StratCap Securities, LLC_____, as of _____December 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DIANA BLAS
Notary Public - California
Santa Clara County
Commission # 2419759
My Comm. Expires Oct 7, 2026

Signature: _____

Title: CEO

Diana Blas 04/03/2023
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
100 Park Avenue
New York, NY 10017
USA

Report of Independent Registered Public Accounting Firm

The Member
StratCap Securities, LLC
Greenwich, Connecticut

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of StratCap Securities, LLC (formerly known as SC Distributors, LLC) (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2016.

April 3, 2023

StratCap Securities, LLC
Statement of Financial Condition
As of December 31, 2022

(Dollars in 000's)

Assets		
Cash	$	839
Fees and commissions receivable		61
Prepaid and other assets		35
Property and equipment, net		8
Total assets	$	943
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	213
Total liabilities		213
Commitments and contingencies		
Member's Capital		730
Total liabilities and member's capital	$	943

The accompanying notes are an integral part of the financial statements.

(Dollars in 000's)

1. Organization of the Company

StratCap Securities, LLC (formerly SC Distributors, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company had a single member, Carter Validus Securities Holdings, LLC ("CVSH"), which was owned by StratCap, LLC, formerly known as Strategic Capital Management Holdings, LLC, ("StratCap" or the "Member"). In 2019, CVSH merged with StratCap.

On August 29, 2014, StratCap was acquired by RCS Capital Corporation ("RCAP"). On January 29, 2016, StratCap and its subsidiaries were sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale to RCAP.

The Company is a dealer-manager for public non-traded real estate investment trusts ("REITs"), for a public, non-traded business development company ("BDC"), and for public, non-traded limited liability companies ("LLCs") (collectively referred to as the "Non-Traded Product Sponsors"). The Company also serves as an agent for private placements of securities issued by nonpublic collective investment vehicles that are excluded from the definition of "investment company" under the Investment Company Act of 1940.

Liquidity
As reported in the financial statements, the Company has incurred losses during the reporting period and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from the Member to fund operations. The Member has agreed to provide, or cause to be provided, the necessary financial support to fund operations for at least one year after the financial statements are issued.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on market conditions, along with the ongoing conflict between Russia and Ukraine, and resulting market volatility and has concluded that while it is reasonably possible that these events could have a negative effect on the Company's financial position, results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

(Dollars in 000's)

Cash

The Company maintains all its operating cash with two major Federal Deposit Insurance Corporation ("FDIC") commercial bank financial institutions. The Company had certain cash balances as of December 31, 2022, that were in excess of the FDIC insured limits. The Company has never experienced any losses related to these balances.

Commissions, Dealer Manager and Distribution Fees Receivable

Commissions, dealer manager and distribution fees receivable primarily consist of commission, dealer manager and distribution fees from the sale of the Non-Traded Product Sponsors.

Reimbursable Expenses Receivable, Net

Reimbursable expense receivable ("O&O") represents amounts due for the reimbursement of organizational and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of Non-Traded Product Sponsors. Such O&O costs include legal fees related to the formation and organization of an issuer of the Non-Traded Product Sponsors and the preparation of offering materials, registration fees, if applicable, meeting and conference sponsorships, travel, and promotional items.

Allowance For Credit Losses

The allowance for credit losses on financial assets reflects management's estimate of credit losses over the remaining expected life of such assets. The determination of the credit allowance is based on an evaluation of each of the financial assets, including general economic conditions and estimated collectability. The Company evaluates the collectability based on a combination of credit quality indicators, including, but not limited to, payment status, historical charge-offs, and financial strength of the creditor. A financial asset is considered to have deteriorated in credit quality when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. As of December 31, 2022, the Company recorded no allowance for credit losses. To the extent assumptions used by management do not prevail, loss experience could be materially different.

Prepaid and Other Assets

Prepaid and other assets consist primarily of prepaid insurance and regulatory fees.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation and/or amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense as incurred. Office furniture, equipment, computer hardware and software are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease (See Note 5).

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

(Dollars in 000's)

Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. For the year ended December 31, 2022, no impairments of long-lived assets were recorded.

Commissions, Distribution Fees and Marketing Fees Payable to Broker-Dealers

The Company pays commissions and distribution fees to broker-dealers in connection with the distribution and sale of shares or units of the Non-Traded Product Sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2022, there was approximately $96 recorded for commissions, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

Accrued Compensation and Benefits

Accrued compensation and benefits primarily consists of payroll, commissions, accrued vacation and bonuses due to employees of the Company. The accrued commissions are a function of sales volume and are paid to our external wholesalers, internal sales force and sales management personnel.

Income Taxes

The Company is a limited liability company that elected to be treated as a partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies that elect to be treated as a partnership, no federal income tax is paid by the Company as an entity. The Member reports on its federal and state income tax returns its share of income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company follows accounting policies under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management has analyzed the Company's tax positions taken in all potential open tax years and has concluded that as of December 31, 2022, there are no positions which would call into question the Company's tax-exempt status. As such, the Company does not have an accrual for uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. For the year ended December 31, 2022, the Company did not incur interest expense or penalties.

Concentrations

Approximately 62% and 29% of total revenue generated by the Company during the year ended December 31, 2022, was from the sale of SWIF II and SDCF, respectively.

As of December 31, 2022, the Company's receivable is comprised of $21, $33 and $7 due from SWIF II, TRI and GREC, respectively.

3. Fair Value Disclosures

FASB ASC 820, Fair Value Measurement ("ASC 820"), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at

(Dollars in 000's)

the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

As of December 31, 2022, the Company has no assets or liabilities that are measured at fair value on a recurring basis.

4. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers.

As of December 31, 2022, the Company had net capital of $686 which was $436 in excess of its required minimum net capital of $250.

5. Property and Equipment, net

Property and equipment, net as of December 31, 2022, are as follows:

Computer equipment and software	$	75
Less accumulated depreciation and amortization		(67)
Property and equipment, net	$	8

Depreciation and amortization expense for the year ended December 31, 2022 was $9.

6. Related-Party Transactions

In accordance with the Management Services Agreement entered between the Company and StratCap, the Company receives administrative services, including, but not limited to, personnel and related employment costs, sales management, marketing, product development and financial and

(Dollars in 000's)

accounting support. For the year ended December 31, 2022, the Company incurred approximately $2,415 and $29 for such services, which are recorded within salaries, bonus, commissions and benefits expense, and general administrative and other expenses, respectively, in the accompanying statement of operations.

Additionally, under the same Management Services Agreement, StratCap provides the Company office space. StratCap allocates a portion of the lease costs to the Company based on the Company's utilization of space. Total costs, including common area maintenance charges, allocated to the Company were $114 for the year ended December 31, 2022 and are recorded within Rent and facilities in the accompanying statement of operations. As of December 31, 2022, the Company had no receivable due from or to StratCap.

During 2022, the Member forgave certain accounts receivables and payables between the Company and its affiliates, resulting in a non-cash distribution of $1,960.

7. Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of December 31, 2022, the Company did not match contributions.

8. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims, securities regulatory audits and investigative or enforcement matters and other legal proceedings. These matters are not expected to have a material adverse effect on the Company's financial statements.

9. Regulatory Requirements

Information Relating to Possession or Control Requirements and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission
The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and will file the Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. In addition, the Company does not prepare a Computation for Determination of Reserve Requirements.

10. Subsequent Events

The Company has evaluated subsequent events through April 3, 2023, which is the date that the financial statements were issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements except for the following:

- Subsequent to December 31, 2022 and through April 3, 2023, the Company received $905 in in-kind capital contributions from the Member.